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Mollie Duckworth
TEL: 5123222551
FAX: 5123228362
mollie.duckworth@bakerbotts.com

November 18, 2015

Via EDGAR transmission

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3561

Ladies and Gentlemen:

Re:                             Jones Energy Holdings, LLC

Jones Energy Finance Corp.

Registration Statement on Form S-4

On behalf of our clients, Jones Energy Holdings, LLC, Jones Energy Finance Corp., Jones Energy, Inc., Nosley Assets, LLC and Jones Energy, LLC (together, the “Registrants”), we hereby transmit for electronic filing under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form S-4 (“Registration Statement”) relating to the Registrants’ offer to exchange (the “Exchange Offer”) registered 9.25% Senior Notes due 2023 for any and all of their unregistered 9.25% Senior Notes due 2023.

In connection with the Registration Statement, I draw your attention to the following matters:

•                  The original notes, in the aggregate principal amount of $250 million, were sold in a transaction not subject to the registration requirements of the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act and Rule 144A and Regulation S thereunder.

•                  The Registrants are registering the Exchange Offer in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), Mary Kay Cosmetics, Inc., SEC No-Action Letter (available June 5, 1991), Shearman & Sterling, SEC No-Action Letter (July 2, 1993) and similar no-action letters. In this regard, I enclose a supplemental letter from Jones Energy Holdings, LLC and Jones Energy Finance Corp. that makes the representations and undertakings with respect to the Exchange Offer contained in the Morgan Stanley, Mary Kay and Shearman & Sterling no-action letters.

•                  The Exchange Offer will remain open for at least 20 business days after the date notice thereof is mailed to holders of the original notes and will not expire until 5:00 p.m., New York City time, on the twenty-first business day following such notice date. The actual expiration date will be included in the final prospectus for the Exchange Offer that will be disseminated to holders of the original notes.

The filing fee for the Registration Statement, calculated in accordance with Rule 457(f) under the Securities Act, in the amount of $25,175 has been paid by wire transfer from Jones Energy Holdings, LLC’s account at Wells Fargo Bank to the Securities and Exchange Commission’s account at U.S. Bank, N.A. in St. Louis, MO in accordance with Rule 111 under the Securities Act.

Should any questions or comments arise with respect to this filing, please contact the undersigned.

Very truly yours,

/s/ Mollie H. Duckworth
Mollie H. Duckworth

cc:              Robert J. Brooks

Jones Energy Holdings, LLC